ISS RECOMMENDS BANDERA'S NOMINEES TO LUBY'S BOARD

ISS RECOMMENDS LUBY'S STOCKHOLDERS VOTE <u>ONLY</u> ON THE GOLD PROXY

ISS BELIEVES LUBY'S HAS BEEN USING DECEPTIVE TACTICS

Report slams "out of touch" Luby's Board of Directors and its "poorly-disguised deceptive tactics"

Cites Bandera's "compelling case that board change is warranted" and "overdue"

New York, New York -- January 14, 2019 -- Bandera Partners announced that influential proxy advisor Institutional Shareholders Services ("ISS") recommends that their clients vote using <u>*only*</u> the **<u>GOLD</u>** proxy card at Luby's 2019 Annual Meeting on January 25th. In a scathing report calling for change to Luby's Board of Directors, ISS recommends that its clients vote FOR Bandera nominees Jeff Gramm and former Senator Phil Gramm on the GOLD proxy card, and to not vote the white proxy card. Bandera believes that stockholders seeking change at Luby's should vote for all four of its nominees on the GOLD proxy card.

Key Quotes from the ISS Report:

"The incumbent board has overseen alarming underperformance over the past decade and deteriorating financials over the past five years, periods during which the broader industry thrived."

"The incumbent board is also out of touch with the concerns of shareholders, which is evidenced not only in the uncertainties of the company's strategic direction, but in the pattern of questionable communication it has displayed during this proxy contest, which highlights the need for increased oversight by unaffiliated shareholders."

"This disconnect . . . is perhaps best captured in the board's communications with shareholders during this proxy contest, a strategy that has been characterized by poorly-disguised deceptive tactics."

"It is unclear exactly when this [Luby's turnaround] plan was implemented. It is also unclear to what extent it differs from any past plan the company may have had in place, as many aspects are consistent with the status quo"

"The board's communication strategy with shareholders is enough in and of itself to justify the addition of one dissident director"

"Jeff Gramm, with the perspective of a significant and longtime shareholder . . . is a logical addition."

"Phil Gramm's leadership and political experience could help ensure that the concerns of shareholders are respectfully heard"

Bandera Partners' Jeff Gramm stated, "I want to thank ISS for taking the time to carefully examine our engagement with Luby's and our compelling case for change. Their recommendation for an overdue board change, as well as their concern about the Luby's Board's deceptive campaign, is echoed by many stockholders I have spoken to recently. For us to be able to deliver on our promise to bring change to Luby's, we are asking stockholders to vote for all four of our nominees on the GOLD proxy card."

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About Bandera Partners
Bandera Partners is a value-oriented hedge fund based in New York.

Contact
Jeff Gramm, (212) 232-4583
info@banderapartners.com